

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 20, 2006

Via Mail and Fax

Robert L. G. White
President and Chief Executive Officer
Transtechnology Corporation
700 Liberty Avenue
Union, NJ 07083

> **RE:** **Transtechnology Corporation**
> **Form 10-K: For the Year Ended March 31, 2006**
> **Form 10-Q: For the Period Ended July 2, 2006**
> **File Number: 001-07872**

Dear Mr. White:

We have reviewed your correspondence dated September 8, 2006 and the above referenced filings, and have the following comments. We believe you should revise future filings in response to our comments where indicated. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated September 8, 2006

1. Refer to your responses to comment numbers 1 and 14. We believe that separate disclosure of revenues attributable to: a) new equipment; b) spare and replacement parts; c) repair and overhaul services, including parts employed in such; and d) stand alone engineering services will complement the disclosures to be made as indicated in your responses to comment numbers 8, 9, 15 and 16. Please revise accordingly, or explain to us why you believe this is not necessary.

2. Refer to your response to comment number 5. Please explain to us how the 7.5% discount rate relates to the risk free rate that could be earned on monetary assets with a similar term as the environmental obligation. We note the long term discount rate in regard to your employee benefit plans is lower. Refer to Question 1 of SAB 5Y for

   guidance in this regard. Expand your disclosure to include the basis for the
   environmental discount rate consistent with your responses.

3. Refer to your response to comment number 6. To the extent meaningful to the
   determination of your share of environmental liabilities, please disclose the nature
   and terms of cost sharing arrangements in effect. Refer to the fourth bullet in the
   response to Question 2 of SAB 5Y.

4. Refer to your response to comment number 10. Please confirm to us, to the extent
   applicable, you will provide disclosure in regard to revenues to any individual
   primary US contractor of 10% or more of total consolidated revenues pursuant to
   paragraph 39 of FAS 131 and Item 101(C)(1)(vii) of Regulation S-K.

5. Refer to your response to comment number 13. In addition to the example table
   illustrated in your response, please also consider the use of tables to quantify changes
   for individual accounts in your financial statements. For example, if you attribute a
   change in revenues to multiple factors (e.g., price, volume, mix changes), consider
   quantifying all of the material factors in a table, with the narrative discussion that
   follows the table used to explain the underlying business reasons for each of the
   material factors.

6. Refer to your responses to comment numbers 20 and 21. Please provide us with a
   draft of your planned disclosures and ensure that it includes why you believe the
   measure is useful to investors, the basis for and meaningfulness of each adjusting
   item to arrive at the measure, a clear explanation of how the measure indicates your
   ability to generate profits and any other meaning to investors intended, and the
   additional purposes, if any, for which management uses the measure. In this regard, it
   is unclear why you believe it is useful to investors to disregard a large portion of your
   costs when evaluating your ability to generate profits. Refer to Questions 8, 9 and 15
   in the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP
   Financial Measures" dated June 13, 2003 for further guidance.

Form 10-Q: For the Period July 2, 2006

Note 2. Stock-Based Compensation, page 7

7. Please disclose the total fair value of awards vested during the year, information with
   respect to fully vested shares, and a description of your policy for issuing shares upon
   option exercises and expected shares to be repurchased as applicable. Refer to
   paragraphs A240(c)(2), (d) and (k) of FAS 123R and SAB Topic 14.D.2 for further
   guidance.

Note 7. Contingencies, page 13

Environmental Matters, page 13

8. We note that you have revised your disclosure to indicate that costs that form the basis for your liability are net of recoveries, whereas your prior disclosure indicated that such costs were net of recoveries associated with cost sharing agreements. Although it may be proper to base your liability on costs allocated to you through cost sharing arrangements, it may not be appropriate to reduce your liability for expected recoveries from others unless a right of offset exists. Please explain to us and disclose your basis for reducing your share of costs based on expected recoveries not associated with cost sharing arrangements and the terms and conditions of such arrangements. Your explanation and disclosure should also indicate your assessment of the ability of the other party to pay the expected recovery, material limitations to that recovery and whether or not the expected recovery is contested by the other party.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Joseph F. Spanier, Vice President, Chief Financial Officer and Treasurer